UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Ratification of the Capital Increase by Bradesco’s Board of Directors

Banco Bradesco S.A. (“Bradesco” or the “Company”), further to the information disclosed in the Material Fact, Notices to Shareholders and Notice to the Market relating to the Capital Increase through the Subscription of New Shares, disclosed, respectively, on July 29, 2026, September 16, 2026 and September 30, 2026 (“Capital Increase”), hereby informs its shareholders and the market in general that, on this date, the auction of the subscription receipts representing the remaining unsubscribed shares issued under the Capital Increase (“Auction of the Remaining Unsubscribed Shares”) was held at B3 S.A. – Brasil, Bolsa, Balcão, with the sale of all receipts offered, representing 1,505,454 common shares and 14,553,057 preferred shares, at the price of R$ 15.50 per common share and R$ 17.86 per preferred share, representing a total gross amount of R$283,252,135.02.

Accordingly, Bradesco’s Board of Directors, at a meeting also held on this date, approved the ratification of the Capital Increase resolved upon on July 29, 2026, in the total amount of R$10,000,000,000.00, with the full subscription of 604,852,753 new shares, consisting of 302,876,396 new common shares and 301,976,357 new preferred shares, at the issue price of R$15.43 per common share and R$17.64 per preferred share.

The additional total amount of R$ 3,307,054.32 relating to the premium obtained in the Auction of Unsubscribed Shares, equivalent to R$0.07 per common share and R$ 0.22 per preferred share, will be allocated to the formation of a capital reserve.

The Company clarifies that the Capital Increase remains subject to ratification by the Central Bank of Brazil (“BACEN”), pursuant to the applicable laws and regulations.

Following ratification by BACEN, the Company’s capital stock will increase from R$93,770,000,000.00 to R$103,770,000,000.00, represented by 11,196,864,781 shares, comprising 5,606,747,177 common shares and 5,590,117,604 preferred shares, all registered and with no par value.

The shares issued under the Capital Increase (i) will be credited to the respective subscribers within three (3) business days following ratification of the Capital Increase by BACEN; and (ii) will be entitled, as from ratification by BACEN, to the full amount of dividends, interest on shareholders’ equity and any other proceeds that may be declared by the Company.

The Company will keep its shareholders and the market duly informed of the ratification of the Capital Increase by BACEN, pursuant to the applicable regulations.

Cidade de Deus, Osasco, State of São Paulo, October 2, 2026

Banco Bradesco S.A.

André Costa Carvalho

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 2, 2026

BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.